Exhibit 12.2

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except Ratio)						Three Months Ended in March 31,
Earnings:	2012	2013	2014	2015	2016	2017
Income from continuing operations
before tax and noncontrolling interest	$1,874	$1,279	$2,039	$1,618	$1,755	$392
Less: Income from equity investees	—	—	—	—	—	—
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,874	1,279	2,039	1,618	1,755	392
Add:
Fixed charges (see below)	667	708	727	742	725	150
Amortization of capitalized interest	2	3	1	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	—	—	—	—	—	—
Subtract:
Interest capitalized	(8)	(6)	(2)	(1)	(1)	—
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	—	—	—	—	—	—
Earnings as adjusted	$2,432	$1,856	$2,619	$2,194	$2,335	$542
	—	—	—
Fixed Charges:
Interest expenses - net of capitalized interest and AFUDC	$499	$523	$533	$526	$541	$141
Add: AFUDC	40	31	25	31	23	6
Interest expenses - net of capitalized interest	539	554	558	557	564	147
Interest capitalized (1)	8	6	2	1	1	—
Interest portion of rental expense (2)	17	20	21	19	16	3

Total fixed charges	564	580	581	577	581	150

Ratio	4.31	3.20	4.51	3.80	4.02	3.61

(1)	Includes fixed charges associated with Nuclear Fuel.

(2)
Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.